Exhibit 99.2

Management Report – 1st quarter 2008

Dear Shareholders,

The first quarter of 2008 was characterized by the consolidation of expansion and diversification of businesses, which took place during 2007 and the conclusion of the Eleva Alimentos S.A. and Plusfood operations.

As our operations both in Brazil and overseas have strengthened, we have been able to report outstanding growth in sales revenue and volume in both domestic and export markets. The synergies between the dairy product and the meats business, particularly in the distribution area, where Perdigão has achieved high standards of efficiency, will become apparent gradually over the medium to long term. Among other possible operational, commercial and financial synergies.

Another important aspect in our results for the current year is the merger of the wholly owned subsidiary, Eleva Alimentos S.A. with the holding company, Perdigão S.A., the proposal for which is to be submitted to the Ordinary and Extraordinary General Meeting to be held on April 30 2008. This process will permit a tax break due to the absorption of goodwill of R$ 1.3 billion, which we intend to fully recognize in the results for this fiscal year.

In early April we acquired Cotochés, one of the most traditional industries in the dairy-processed product segment in the state of Minas Gerais, the company trading under the brand names of Cotochés, Moon Lait and Pettilé. This acquisition represents a continuation of our consolidation in the segment and was in addition to agreements signed with CCL of São Paulo and CCPL of Rio de Janeiro, for production against order as from the second quarter of 2008.

In just a short space of time, Perdigão has reached the highlight position of the dairy products’ market, with its usual determination in offering quality to the consumer and maintaining excellence in customer service. Perdigão has established itself as one of the largest companies in the country in milk catchment as well as consolidating its nationwide leadership in the sale of UHT milk together with a varied portfolio of dairy products.

Our determination and discipline in the quest for sustainability has been responsible for the generation of a 59.5% increase in our sales in this first quarter, an absolute growth of R$ 1.1 billion. We are confident that we shall be able to report good results for 2008 as a whole thanks to our unique position in the world protein market. We maintain this conviction despite narrower margins due to cost pressures of the principal raw materials and the impact of international currency movements that partially inhibited the results for the quarter.

(The variations mentioned in this report are comparisons between the first quarter 2008 and the first quarter of 2007,

except where otherwise state).

OPERATING AND FINANCIAL INDICATORS – 1st QUARTER 2008

•      Gross sales grew 59.5% to R$ 2.8 billion in the quarter, reflecting buoyant performance in both the domestic and export markets, in addition to the incorporation of the results for Eleva Alimentos and Plusfood;

•      Growth of 64.5% in total sales volume of the meats, dairy products and other processed products businesses;

•      Domestic sales were 69% higher with a growth of 31% in meat volumes, a 197% increase for dairy products and 170% increase in volumes of other process products;

•      Exports increased 46.7% in revenue, with volumes 31.9% higher in meats and other processed products up by 16.3%;

•      Processed products which represent 50% of sales, grew 36.9% in sales revenues and 27.9% in volume;

•      Gross profit amounted to R$ 536.4 million, an increase of 30.5%;

•      EBITDA reached R$ 186.4 million, 10.7% higher in the quarter.

•      Net income posted an accumulated total of R$ 51 million, 18.7% down on 2007.

•      Perdigão’s shares posted an average daily financial volume of US$ 26.3 million/day in the quarter, a 171% increase.

HIGHLIGHTS - R$ MILLION	1Q08	% Net Sales	1Q07	% Net Sales	% Ch.
GROSS SALES	2,846.7	115.6	1,784.7	117.2	59.5
DOMESTIC MARKET	1,742.7	70.8	1,032.3	67.8	68.8
EXPORTS	1,104.0	44.8	752.4	49.4	46.7
NET SALES	2,461.7	100.0	1,523.1	100.0	61.6
GROSS PROFIT	536.4	21.8	411.1	27.0	30.5
EBIT	91.0	3.7	94.7	6.2	(3.9)
NET INCOME	51.0	2.1	62.7	4.1	(18.7)
EBITDA	186.4	7.6	168.3	11.1	10.7
EPS*	0.25		0.38		(34.8)

* Consolidated earnings per share (in R$), excluding shares held in treasury.

EBITDA - R$ million

SECTORAL PERFORMANCE

Market performance remained favorable during the period despite pricing pressure in the international market. The domestic market benefited from a growth in real incomes as well as the policy of controlling inflation through the maintenance of the basic rate of interest. This positive scenario reflected in an improvement in consumption, including that of non-durables.  Increased international demand for Brazilian meats and dairy products at higher prices, in spite of the appreciation of the Real against the US dollar, contributed to the expansion of exports.

Exports: Brazilian chicken meat exports totaled 881 thousand tons in the 1st quarter 2008, 18% more than in the same period for 2007, according to the Brazilian Chicken Producers and Exporters Association (ABEF). Conversely, Brazilian Pork Industry and Export Association (ABIPECS) statistics reveal that Brazilian pork exports declined 6% year-on-year to 111 thousand tons. Exports of beef retreated 20% to 343 thousand tons compared with the same period in 2007 according to data published by –ABIEC. Based on SECEX statistics, exports of powdered milk amounted to 14 thousand tons, 81% more than the accumulated total for the 1st quarter 2007. These figures reflect increased overseas demand with the exception of pork and beef, where Russia (redefinition of import quotas) and the EU (trade ban) imported less respectively at the beginning of this year.

Domestic consumption:  Accumulated incomes from January through February 2008 increased 2.9% compared with the same period in 2007, boosting demand for foodstuffs. The Brazilian government statistics office (IBGE) reported a nationwide rise of 6.7% in take-home wages, thanks to a 3.6% increase in employment.

AC Nielsen data for 2008 show that frozen meat products grew 2.4% and frozen pasta by 13.5%. Specialty meats increased 4.2%, frozen pizzas 7.7%, while the market for dairy products and margarines were weaker, falling by 2.2% and 3.3% respectively.

Raw Materials: The US 2008/09 corn and soybean crops are forecasted at about 330.2 million tons and 83.8 million tons, respectively, based on estimated cultivated area and the productivity of last year’s crop according to USDA data as at March 31 2008. In Brazil, the 2007/08-corn crop is estimated at 56.2 million tons, 9.5% more than the last crop, according to the latest Conab (the National Supply Council) survey (April 2008). The Brazilian 2007/08 soybean crop is expected to be 60 million tons, 2.7% higher.

In the 1st quarter 2008, corn prices on the domestic market were 36% higher than the same period in 2007, while soybeans reported an increase of 45% according to the FNP Institute’s figures. The principal factors pumping up grain prices of recent continued to be spiraling prices of wheat, oil, vegetable oil (biofuels), the growth in demand for commodities outweighing production. Intense speculation on the part of commodities funds in this market has also contributed to extreme volatility, in addition to uncertainties surrounding the size of the next US grain harvest (2008/09).

Data published by the Center for Advanced Studies in Applied Economics – CEPEA reveals that the average prices for milk paid to Brazilian producers accumulated a year-on-year increase of 37% in the 1st quarter of 2008. Live cattle prices in the domestic market during the 1st quarter 2008 were also 37% higher than the same period in 2007, also according to CEPEA statistics.

The scenario of rising costs of raw material is being reflected in world food price inflation, making Brazilian animal husbandry even more competitive when compared with producers elsewhere.

INVESTMENTS AND PROJECTS

A total of R$ 1,868.5 million was invested in the quarter against R$ 125.2 million in the same period

2007, largely allocated to the acquisition of Eleva Alimentos S.A. and Plusfood and accounting for 92.3% of this amount – R$ 1.7 billion. A further R$ 143.2 million – 14.4% more than outlays in 2007 – went to investments in productivity, improvements and new projects. During the quarter, Perdigão also invested an additional R$ 48.5 million – 72.1% more, in breeding poultry and hogs due to the increase and replacement of flocks at the breeding farms.

Investments

Conclusion of the Eleva Alimentos S.A. acquisition – On February 21 2008, we concluded the Eleva operation amounting to approximately R$ 1.7 billion, R$ 764.8 million (46% of the operation) representing a cash payment to Eleva Alimentos shareholders in January and February 2008, the remaining participation of 54% being incorporated into Perdigão S.A. This corresponds to the operation involving the exchange ratio in the proportion of 1 new share of Perdigão to 1.74308855 shares of Eleva, resulting in the issuance of 20 million new shares and the transformation of Eleva into a wholly owned subsidiary of Perdigão. Eleva’s commercial operations were transferred to the meat and dairy products Business Units, domestic and export markets.

On April 14 2008, Perdigão announced a relevant fact proposing the merger of the wholly owned subsidiary Eleva, this to be deliberated at the General Shareholders’ Meeting on April 30 2008. The objective of this initiative is the incorporation of synergies and the full recognition of goodwill during the 2008 fiscal year.

Conclusion of the Plusfood acquisition – On January 2 2008, we acquired Plusfood, a meat processing company with three industrial units in Europe, for R$ 45 million plus outstanding debt. The Management of this company was merged with the Perdix Business Unit, responsible for our export market activities.

Acquisition of Cotochés (dairy products) – On April 2 2008, Perdigão acquired Cotochés, one of the most traditional industries in the dairy products segment in the state of Minas Gerais. With this acquisition, Perdigão confirms its position as one of the largest milk collector companies in Brazil as well as consolidating its domestic market leadership in sales of UHT milk. The investment totaled R$ 54 million, plus the assignment of R$ 15 million in debt. The company reported sales of about R$ 180 million last year and is among the three largest players in dairy product sales in the state.  Its portfolio includes about 50 items, among them, long life milk, powdered milk, cheeses, butter, cream cheese, table cream, milk-based beverages and yogurts, all sold under the Cotochés, Moon Lait and Pettilé brand names.

With two plants installed in Ravena and Rio Casca in the east of Minas Gerais, the company currently processes 380 thousand liters/day of milk although its has an installed capacity for 600 thousand liters/day.

If the two Cotochés units are included, Perdigão now operates dairy products plants in seven Brazilian states, five of them in Rio Grande do Sul, one in Santa Catarina, one in Paraná, one in São Paulo, two in Minas Gerais and one in Goiás, in addition to the partnerships it has signed for producing milk to order in São Paulo with CCL and in Rio de Janeiro with CCPL. The Company also operates a cheese-processing unit in Argentina.

OPERATING PERFORMANCE

Production – Slaughtering activities on a consolidated basis grew 37.9% for poultry and 16.8% for hogs/cattle. The significant increase in the output of meats, dairy products and other processed products reflects not only organic growth but also the acquisitions made in the period.

PRODUCTION	1Q08	1Q07	% Ch.
POULTRY SLAUGHTER (million heads)	213.1	154.5	37.9
HOG/ CATTLE SLAUGHTER (thousand heads)	1,101.9	943.1	16.8
PRODUCTION (thousand tons)
MEATS	495.5	358.1	38.4
DAIRY PRODUCTS	284.7	81.5	249.5
OTHER PROCESSED PRODUCTS	23.8	7.7	207.6
FEED AND PREMIX (thousand tons)	1,291.0	920.0	40.3
ONE-DAY CHICKS (milion units)	220.2	161.4	36.5

Domestic Market – The domestic market business reported R$ 1.7 billion in gross sales, a year-on-year increase of 68.8%. This performance was made possible by the 31.2% increase in sales volume of meats and 196.7%  in dairy products, consolidating the results for the wholly owned Eleva Alimentos subsidiary for the quarter. Furthermore, the other processed products – including margarine – posted a 170.3% improvement in sales volume.

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	1Q08	1Q07	% CH	1Q08	1Q07	% CH
MEATS	196.2	149.5	31.2	908.6	696.6	30.4
IN NATURA	41.6	15.3	172.1	155.0	65.3	137.3
POULTRY	31.9	12.1	164.4	114.4	51.6	122.0
PORK/BEEF	9.6	3.2	201.5	40.5	13.7	195.0
ELABORATED/PROCESSED (MEATS)	154.6	134.3	15.2	753.6	631.3	19.4
DAIRY PRODUCTS	226.0	76.2	196.7	597.7	211.4	182.8
MILK	166.6	33.9	391.5	339.0	57.7	487.5
DAIRY PRODUCTS/ JUICE/ OTHERS	59.3	42.3	40.4	258.7	153.7	68.3
OTHER PROCESSED	25.4	9.4	170.3	139.9	69.7	100.7
SOYBEAN PRODUCTS/ OTHERS	51.4	41.8	23.1	96.5	54.6	76.7
TOTAL	499.0	276.9	80.2	1,742.7	1,032.3	68.8
PROCESSED	239.4	185.9	28.7	1,152.2	854.7	34.8
% TOTAL SALES	48.0	67.2		66.1	82.8

Sales revenue from the meats segment rose 30.4%. The highlight was in elaborated/processed products that accounted for 83% of meat sales, posting an increase of 19.4% in sales revenue and 15.2% in volume. Again, in-natura poultry, pork and beef products jumped 137.3% in sales revenue and 172.1% in volume. This was largely due to the incorporation of sales of whole chickens and chicken cuts by Avipal Nordeste, business that is largely directed to the market in the Brazilian North and the Northeast.

Dairy products accounted for 34.3% of sales, contributing to operating margins recorded for domestic market business – this notwithstanding milk catchment prices being high relative to retail sale prices for in-natura products such as UHT and pasteurized milk. Following the consolidation of the Eleva businesses and the growth at Batávia, we increased our sales revenue from dairy products by 182.8%, with volumes 196.7% higher. The domestic leadership of the Elegê brand of UHT milk together with Batavo’s output both contributed significantly to the increase of 391.5% of milk sales volume. Eleva’s dairy processed products were merged into the similar Batavo portfolio. These products include powdered milk, cheeses, cream cheese, condensed milk, butters and yogurts. As a result dairy processed products reported an increase of 68.3% in sales revenues and 40.4% in volume.

Other processed products, including pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based vegetarian line, among others, increased 170.3% by volume and 100.7% in sales, the increase in the margarine business being particularly strong, with the inclusion of the Doriana, Delicata and Claybon brands and the strategic alliance with Unilever to manage the Becel brand.

Distribution Channels

(in sales revenue)

1Q08	1Q07

Average prices for the meats segment were 1.1% less, with processed meats 3.2% higher and in-natura items recording a decline of 13.6% due to the change in portfolio mix. Average prices of dairy products registered a fall of 3.7% due to the increase in the participation of lower priced products such as UHT and pasteurized milks. Nevertheless, in natura milk products (notably UHT) recorded average prices 20.7% higher while dairy processed products were 20.6% up. The other processed products reported a decline due to the inclusion of margarines where average prices are less than the other products. Margins tightened due to the average growth of 11.6% in the cost of meats and 19.2% of dairy products, largely a reflection of increases in the principal raw material inputs.

AC Nielsen data shows that Perdigão’s market share in specialty meat products increased by 80 basis points with a consequent proportional improvement in average prices.

Market share by volume based on AC Nielsen data is as follows:

Fonte: AC Nielsen

Exports - Exports reached R$ 1.1 billion, a year-on-year growth of 46.7%. In volume terms, meat product exports increased by 31.9% to 262.7 thousand tons a reflection of the combination of the continuing demand for Brazilian animal protein, growth in the Perdigão’s leading overseas markets as well as additional volumes resulting from the Eleva and Plusfood acquisitions. Elaborated/processed meat products rose 20.9% in volume and 42.7% in sales revenue while other processed products were up 16.3% in volume terms. In addition, the Company exported 4 thousand tons of dairy products, principally, powdered milk, cheeses and butter, equivalent to sales of R$ 30.3 million in the quarter.

In the meats segment, Perdigão’s exports of in-natura products rose 34.4% in volume, poultry being notably strong, posting an increase of 41.9% due to good demand from the Japanese and Middle East markets as well as the additional volumes from the recently acquired companies.

	THOUSAND TONS			R$ MILLION
EXPORTS	1Q08	1Q07	% CH	1Q08	1Q07	% CH
MEATS	262.7	199.2	31.9	1,072.5	751.1	42.8
IN NATURA	218.7	162.7	34.4	814.3	570.1	42.8
POULTRY	187.1	131.9	41.9	660.6	429.7	53.7
PORK/BEEF	31.6	30.8	2.5	153.7	140.4	9.5
ELABORATED/PROCESSED (MEATS)	44.1	36.5	20.9	258.2	181.0	42.7
DAIRY PRODUCTS	4.0	—	—	30.3	—	—
MILK	2.9	—	—	22.7	—	—
DAIRY PRODUCTS/ JUICE/ OTHERS	1.1	—	—	7.6	—	—
OTHER PROCESSED	0.3	0.3	16.3	1.2	1.3	(13.5)
TOTAL	267.1	199.4	33.9	1,104.0	752.4	46.7
PROCESSED	45.5	36.7	23.8	267.0	182.3	46.4
% TOTAL SALES	17.0	18.4		24.2	24.2

Average prices continued on an upward trajectory, reporting an increase of 30.7% in the first quarter of 2008 compared with the same period a year previously in FOB dollars, while there was a

4.4% increase in relation to the final quarter for 2007. Average prices in Reais were 8.4% higher, squeezed by the appreciation of the local currency against the US dollar of 14.7% relative to the first quarter of 2007.

The good performance of the principal markets and the improvement in average prices were insufficient to offset the impact of average costs, which increased 15.5%. This was largely due to the affect of increased grain prices on commodities exports, and reflected in narrower margins.

Perdigão reported the following performance in its leading overseas markets:

•      Europe – Export revenues increased 26.4% and volumes by 3.1%, although there has been some reduction in import business on the part of the principal industries in the region. This is principally due to increased local production of fresh products as well as the longer than normal European winter which has depressed business in the food-service segment;

•      Middle East – The growth in export revenue of 73.4% and 54.9% in volume during the quarter reflects demand for the Company’s products and the contribution of Eleva’s export volumes, particularly to Saudi Arabia;

•      Far East – Demand for Brazilian chicken remains strong in the Japanese market, particularly due to the reduction in imports from other countries such as China – a reflection of traces of contamination in imported goods representing a public health risk.  The devaluation of the US dollar against the Yen has also favored price rises. Export revenues and volume to the Far East market rose 31.2% and 21.4%, respectively;

•      Eurasia – Export revenue was 11.6% higher and volume 10% down due to reduced shipments of pork cuts to the Ukraine, goods destined for this country being redirected to more profitable markets. The continuing trade ban on products from the states of Santa Catarina and Paraná (pork meats) has also restricted the Company’s trade volumes to Russia. In spite of this, Perdigão successfully increased average prices on exports during the period. In addition, the Company obtained approval for the Rio Verde plant (state of Goiás) for trade with Russia, thus holding out prospects of a recovery in volume and margins to this market;

•      Africa, the Americas and Other Countries – These markets reported an increase of 156.1% in volume and 201.7%, revenues, African countries and Venezuela reporting notably buoyant demand, including an improvement in average prices to these markets.

Exports by Region

(% net revenue)

1Q08	1Q07

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales – First quarter net sales were R$ 2.5 billion, a year-on-year increase of 61.6% due to a growth of 76.1% in sales recorded to the domestic market, representing 55.9% of total net sales. Exports accounted for the remaining 46.4%, corresponding to a participation of 44.1% in the net sales revenue.

The Company reported a change in the relative breakdown in net sales compared with the first quarter of 2007 due to the inclusion of the Eleva and Plusfood businesses: processed meat products recorded a decline from 31.5% to 23.5%, the result of a major increase in the overall sales mix of dairy product volumes, up 980 basis points, as well as increased sales of in-natura poultry.

Breakdown of Net Sales (%)

DS – Domestic Sales                                            E – Exports

Cost of Sales – Production costs rose 73.1%, totaling R$ 1.9 billion reflecting the pressure of price increases on raw materials, especially corn, soybean meal and milk, not to mention increases in other material.

The major raw material inputs – grains – continued to be impacted by the international scenario, with spiraling prices being registered on the Chicago Commodities Exchange. Milk collectionprices were also higher due to supply shortages and an acceleration in world demand for milk-based products. Increased costs of direct materials, packaging and CIF items also contributed to a squeeze on margins.

Gross Margin and Gross Profit – Despite a good sales performance, gross margins declined 520 basis points from 27% to 21.8% in the quarter. Gross profit at R$ 536.4 million, reported a growth of 30.5%. Part of the decline in gross margin was already built into forecasts a reflection of slimmer margins from the dairy products activity.

Operating Expenses – Operating expenses registered a lower increase than net sales for the quarter, thus partially offsetting the impact of higher costs on the business. With a growth of 40.8% in the quarter, operating expenses totaled R$ 445.5 million, representing 18.1% of net sales against 20.8% in the preceding year.

The contribution margin generated by the new businesses plus organic growth was instrumental in the reduction in selling expenses compared with net sales from 19.4% to 16.3%, a gain of 310 basis points.

However, administrative expenses rose from 1.4% to 1.8% of net sales, equivalent to R$ 44.3 million, an increase of 118.6% and reflecting the consolidation of the results of Eleva Alimentos, the latter with expenditures proportionally higher to those of Perdigão. The review and reduction in these expenses are part of the process proposed for capturing synergies and set to take place gradually through 2010.

Operating Income and Operating Margin – Operating income before financial expenses was R$ 91 million, corresponding to a 3.7% operating margin against 6.2% a year earlier. The decline of 3.9% in the quarter reflects the significant pressure on production costs as well as an increase in administrative expenses together with the affect of foreign exchange movement on exports revenues.

Financial Results – Net debt rose 189.6% compared to the first quarter 2007. The main factors influencing this item were the incorporation of Eleva’s debt and the payment of the cash portion for the acquisition of the latter company, the acquisition of Plusfood and investments made in the period, total disbursement for which amounted to R$ 897.4 million in the quarter.

As a result, financial overheads were up by R$ 20.9 million to R$ 34.5 million – 65.4% higher year-on-year, albeit remaining at 1.4% of net sales and similar to the first quarter in 2007.

DEBT	ON 03/31/08			ON 03/31/07
R$ Million	CURRENT	NONCURRENT	TOTAL	TOTAL	% CH
LOCAL CURRENCY	323.5	437.2	760.7	532.2	42.9
FOREING CURRENCY	1,179.4	1,321.7	2,501.1	1,255.3	99.2
GROSS DEBT	1,502.9	1,758.9	3,261.8	1,787.6	82.5
CASH INVESTMENTS			0.0
LOCAL CURRENCY	618.0	0.2	618.2	729.8	(15.3)
FOREING CURRENCY	271.4	61.8	333.2	260.0	28.1
TOTAL CASH INVESTMENTS	889.5	61.9	951.4	989.8	(3.9)
NET ACCOUNTING DEBT	613.4	1,697.0	2,310.4	797.8	189.6
EXCHANGE RATE EXPOSURE - US$ MILLIO			(752.5)	(112.1)	571.4

Net Income and Net Margin – The Company reported net income at R$ 51 million, 18.7% lower than the same period in 2007 on a net margin of 2.1% against 4.1%, this good trading performance, however, proving insufficient to offset tighter margins arising from the increase in costs and expenses.

We sweep up goodwill from acquisitions concluded such as Batávia in Other Operating Results. Income Tax and Social Contribution factor in the foreign exchange translation impact on overseas subsidiaries.

EBITDA – Operating performance as measured by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 186.4 million, 10.7% up on the year, and reflected in an EBITDA margin of 7.6% against 11.1% for the same period in 2007. The new businesses made an important contribution to the absolute growth of R$ 18 million in cash generation, this in spite of the adverse circumstances impacting costs of key inputs.

EBITDA - R$ Million	1Q08	1Q07	% CH
NET INCOME	51.0	62.7	(18.7)
MINORITY PARTICIPATION	0.1	1.7	(93.6)
EMPLOYEES / MANAGEMENT PROFIT SHARING	4.5	4.0	11.5
INCOME TAX AND SOCIAL CONTRIBUTION	(15.0)	4.4	—
NONOPERATING INCOME	3.5	3.3	4.7
NET FINANCIAL	34.5	20.9	65.4
DEPRECIATION, AMORTIZATION AND DEPLETION	107.8	71.3	51.2
= EBITDA	186.4	168.3	10.7

SHAREHOLDERS’ EQUITY

Perdigão reported Shareholders’ Equity at R$ 4.2 billion against R$ 3.2 billion as at December 31 2007, 30.9% more than in the preceding year. This reflects the paying in of the capital increase following the partial exercising of the green shoe option and the incorporation of Eleva Alimentos S.A.’s shares. The annualized return on shareholders’ equity was 6.3%.

On January 14 2008, Credit Suisse (Brasil) S. A., partially exercised the primary offering’s green shoe option due to strong demand at the end of 2007, issuing a further 744,200 shares at the price of R$ 45,00 and corresponding to R$ 33.5 million. Consequently, Perdigão reached an amount of R$ 934 million from the primary offering with an issuance of 20.7 million shares. Respective funds were allocated first and foremost to the payment of the R$ 764.8 million cash consideration of the Eleva acquisition and representing 46% of the total amount of the operation.

On February 21 2008, the Board of Directors approved the incorporation of 54% of the shares, held by Eleva Alimentos’ shareholders, into Perdigão S.A. on the basis of an exchange ratio of 1.74308855 Eleva shares to each share of Perdigão. This amounted to the issuance of 20,256,751 million shares, the Company’s capital stock consequently amounting to R$ 3,445,042,795.00, represented by 206,958,103 common book entry shares.

On April 11 2008, a meeting of the Board of Directors approved, ad referendum of the O/EGM of April 30 2008, shareholders’ remuneration for a total amount of R$ 76.4 million, equivalent to R$0.37 per share. Pay-out is scheduled for August 29 2008 in the amount of R$ 0.25 per share and a further R$ 0.12 per on February 27 2009 as interest on shareholders’ equity, less withholding tax at source as per legislation in effect.

STOCK MARKET

Financial trading volume was 171% higher than the first quarter 2007 with an average of US$ 26.3 million/day negotiated on the Bovespa and the NYSE – New York Stock Exchange. This performance was achieved despite the turmoil in the international capital markets.

Accumulated 1Q08 average – US$ 26.3 million – 171% higher

This scenario adversely impacted performance of our shares and ADRs, which reported a decline of 9.1% and 7.5%, respectively, for the shares - PRGA3 on the São Paulo Stock Exchange and for ADRs - PDA, traded on the New York Stock Exchange.   Trading volume in the Company’s shares was up year-on-year by 37.3% and ADRs, by 94.6%, Perdigão maintaining its lead with 40.5% of all sector transactions on the Bovespa and 40.4% for those conducted in ADRs on the NYSE, translatin into the best liquidity among Brazilian food companies in the capital markets.

PRGA 3	1Q08	1Q07
SHARE PRICE - R$ *	40.25	27.60
TRADED SHARES (VOLUME)	52.6 million	38.3 million
PERFORMANCE	(9.1)%	(7.9)%
BOVESPA INDEX	(4.6)%	3.0%
IGC (BRAZIL CORP. GOV. INDEX)	(10.1)%	3.1%
ISE (CORP. SUSTAINABILITY INDEX)	(10.5)%	(1.8)%

PDA	1Q08	1Q07
SHARE PRICE - US$ *	45.53	26.56
TRADED ADRS (VOLUME)	7.2 million	3.7 million
PERFORMANCE	(7.5)%	(3.7)%
DOW JONES INDEX	(7.6)%	(0.9)%

* Closing Price

Shares performance compared with Bovespa Index	ADR Performance compared with Dow Jones Index

SOCIAL BALANCE

We ended the quarter with a labor force of 55.8 thousand following the consolidation of recently acquired companies and an increase of 16.2 thousand.

	03.31.2007	03.31.2006	% Ch.
NUMBER OF EMPLOYEES	55,844	39,691	40.7
NET SALES PER EMPLOYEE/YEAR - R$thousands	176	153	14.9
PRODUCTIVITY PER EMPLOYEE (tons/year)	57.7	45.3	27.4

During the first quarter, Perdigão allocated R$41.2 million – 42.6% more than the first quarter of 2007 - in funds for nutrition, private pension plan, healthcare, education, skills upgrading and training, transportation and other fringe benefits which contribute to the well being, quality of life and the professional development of our employees. In addition, investments in the environment amounted to a further R$ 11.4 million, 101.2% more than in the same period last year.

As is traditionally the case at the beginning of the year, the Company executives’ convention was held for discussion of targets and strategies, this time including executives from the newly acquired Eleva and Plusfood.

Added Value Distribution

R$  798, 5 million -  45.4% higher

CORPORATE GOVERNANCE

Highlights – Perdigão was rated among the best companies in Brazil in the Institutional Investor magazine rankings for the Best CEOs, Best CFOs and Most Shareholder-friendly Companies in the consumer goods companies’ category. Rankings were based on a survey conducted among 115 institutions by the magazine during the course of 2007.

In addition, the Company received two awards for the 2007 primary offering. Organized by InfoMoney, which administers one of the leading financial portals in the Brazilian Internet, the award is divided into three categories: public, brokers and InfoMoney ranking. In this ranking,  Perdigão won the Silver award and in the Brokers category, the Bronze award.

Diffused Control – Equal Rights

As at March 31 2008

Capital Stock – R$ 3.4 billion

Number of Shares – 206,958,103

Consultancy Fees - No disbursements of consultancy fees were made to the independent auditors during the quarter. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

OUTLOOK

With the merger of the wholly owned Eleva Alimentos subsidiary, in May we shall be recognizing in full goodwill of R$1.3 billion arising from the acquisition of the company. This will generate a tax break of R$ 457 million. The recognition of this item will produce a non-recurring result for fiscal year 2008, the corresponding tax benefit to be spread across a period of up to ten years. The operation will not imply any change in shareholder remuneration rights.

Perdigão will also gradually absorb the commercial, operational and financial synergies arising from the new businesses acquired in the dairy products, beef and margarine segments as well as those from Plusfood in Europe.

We are confident that the Company’s strategy will enable us to maximize the opportunities arising from world demand and will increase our competitive advantages, above all in a scenario of high production costs.

In our view, the potential envisaged for growth in the meats and dairy products segments set against a background of international demand for Brazilian produced proteins as well as our competitive advantages, are factors that underscore the Company’s growth assumptions already announced for 2008.

	PRO FORMA	PERDIGÃO COMPANIES
	CONSOLIDATED (1)	GROWTH(2)
OUTLOOK	2008	2008

TOTAL VOLUMES:	13%	39%
Meat and other processed products (frozen and chilled products)
DOMESTIC MARKET	15%	40%
EXPORTS	10%	39%
DAIRY PRODUCTS	40%	340%
INVESTMENTS	R$0.8 billion
BREEDING STOCKS INVESTMENTS	R$140 million

(1)       Approximate assumption for 2008 growth, considering proforma consolidation of Eleva and Plusfood in 2007.

(2)       Considering consolidated growth for Perdigão in 2008 compared with 2007.

More than surpassing Brazil’s frontiers alone, the Company has strengthened its overseas presence, expanding its operations on a globalized basis. The advances and expansion of the businesses has provided the foundations for the effective creation of value for Perdigão’s investors.

São Paulo, April 2008

Nildemar Secches

Chairman of the Board of Directors and

Chief Executive Officer

PERDIGÃO S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET

	1Q08	1Q07
ASSETS	8,844.6	6,543.3
CURRENT ASSETS	3,999.2	3,768.2
NONCURRENT ASSETS	464.5	254.3
PERMANENT	4,381.0	2,520.8
Investments	1,495.5	134.8
Property, Plant and Equipment	2,627.2	2,136.9
Deferred Charges	258.3	249.1
LIABILITIES AND SHAREHOLDERS’ EQUITY	8,844.6	6,543.3
CURRENT LIABILITIES	2,506.2	1,941.3
LONG TERM LIABILITIES	2,115.7	1,376.1
MINORITY INTEREST	0.7	—
SHAREHOLDERS’ EQUITY	4,222.0	3,226.0
Capital Stock Restated	3,445.0	2,500.0
Reserves	729.9	726.0
Lucros Acumulados	47.1	—

INCOME STATEMENT

	1Q08	1Q07	% CH
GROSS SALES	2,846.7	1,784.7	59.5%
Domestic Sales	1,742.7	1,032.3	68.8%
Exports	1,104.0	752.4	46.7%
Sales Deductions	(385.0)	(261.6)	47.2%
NET SALES	2,461.7	1,523.1	61.6%
Cost of Sales	(1,925.3)	(1,112.0)	73.1%
GROSS PROFIT	536.4	411.1	30.5%
Operating Expenses	(445.5)	(316.4)	40.8%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	91.0	94.7	(3.9)%
Financial Expenses, net	(34.5)	(20.9)	65.4%
Other Operating Results	(12.4)	2.4	(617.3)%
INCOME FROM OPERATIONS	44.1	76.2	(42.2)%
Nonoperating Income	(3.5)	(3.3)	4.7%
INCOME BEFORE TAXES	40.6	72.8	(44.3)%
Income Tax and Social Contribution	15.0	(4.4)	(440.1)%
Employees / Management Profit Sharing	(4.5)	(4.0)	11.5%
Minority Interest	(0.1)	(1.7)	(93.6)%
NET INCOME	51.0	62.7	(18.7)%
EBITDA	186.4	168.3	10.7%

All statements contained herein with regard to the Company`s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company`s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.